Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Intermap Technologies Corporation (“Intermap” or the “Company”)

385 Inverness Pkwy, Suite 105

Englewood, CO 80112

USA

Item 2	Date of Material Change

October 7, 2026

Item 3	News Release

A news release disclosing the material change was issued by Intermap on October 7, 2026 and disseminated through the services of GlobeNewswire. A copy of the news release was filed on SEDAR+ with the securities regulatory authorities in each of the provinces of Canada.

Item 4	Summary of Material Change

On October 7, 2026, Intermap completed its previously announced acquisition of all of the issued and outstanding shares of PCI Geomatics Group Inc. (“PCI”) not already owned by Intermap and its affiliates (the “PCI Shares”) pursuant to an arrangement agreement dated July 28, 2026 (the “Arrangement Agreement”) among Intermap, PCI and Grenadier Investments Limited, a major shareholder of PCI.

The acquisition was implemented pursuant to a court-approved plan of arrangement (the “Arrangement”) under section 192 the Canada Business Corporations Act. As a result of the Arrangement, PCI is now a wholly-owned subsidiary of Intermap.

Item 5.1.	Full Description of Material Change

On October 7, 2026, Intermap completed the acquisition of the PCI Shares by way of the Arrangement pursuant to the Arrangement Agreement. Under the Arrangement Agreement, the PCI Shares were acquired for aggregate consideration of C$11,000,000 in cash, less certain transaction expenses.

Prior to completion of the Arrangement, Intermap maintained a longstanding strategic and technology relationship with PCI, including ownership of certain shares in the capital of PCI. The acquisition broadens Intermap’s capabilities and customer reach across government, defence and commercial markets.

June McAlarey, President and CEO of PCI, continues in her role, and is now also Executive Vice President of Intermap, responsible for the commercial business.

The Arrangement Agreement provides for post-closing purchase price adjustments relating to the transaction expenses, with $150,000 of the purchase price to be held in escrow to satisfy related obligations to Intermap. The Arrangement Agreement also provides for indemnities customary in the acquisition of private companies, including for breaches of representations, warranties and covenants, with $1,100,000 of the purchase price to be held in escrow to satisfy indemnity obligations to Intermap.

A copy of the Arrangement Agreement has been filed with the applicable Canadian securities regulators and is available on SEDAR+ at www.sedarplus.com.

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Item 5.2.	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Jennifer Bakken

Executive Vice President and CFO

CFO@intermap.com

+1 (303) 708-0955

Item 9	Date of Report

October 16, 2026

Cautionary Note Regarding Forward-Looking Information

Certain information provided in this material change report, including reference to the anticipated benefits of the Arrangement, post-closing price adjustments and escrow arrangements, and June McAlarey’s role at Intermap, constitute forward-looking statements.

Although Intermap believes that these statements are based on information and assumptions that are current, reasonable and complete, these statements are necessarily subject to a variety of known and unknown risks and uncertainties. Assumptions have been made regarding, among other things, the successful integration of PCI’s business with that of Intermap, the amount of any post-closing purchase price adjustments, and general business, economic, regulatory and market conditions. Readers are cautioned that the foregoing list is not exhaustive of all assumptions that have been made.

Intermap’s forward-looking statements are subject to risks and uncertainties pertaining to, among other things, cash available to fund operations, availability of capital, revenue fluctuations, nature of government contracts, economic conditions, loss of key customers, retention and availability of executive talent, competing technologies, common share price volatility, loss of proprietary information, software functionality, internet and system infrastructure functionality, information technology security, breakdown of strategic alliances, and international and political considerations, as well as those risks and uncertainties discussed in Intermap’s Annual Information Form and other securities filings.

While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits the Company will derive therefrom. All subsequent forward-looking statements, whether written or oral, attributable to Intermap or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this material change report are made as at the date of this material change report and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements made herein, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

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